

Mail Stop: 3561

June 20, 2018

Via E-Mail
Mr. Gary A. Kohn
Chief Financial Officer
Westmoreland Coal Company
9540 South Maroon Circle, Suite 300
Englewood, CO 80112

Re: **Westmoreland Coal Company**
         Form 10-K for the Fiscal Year Ended December 31, 2017
         Filed April 2, 2018
         File No. 001-11155

Dear Mr. Kohn:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017
Selected Financial Data
Reconciliation of Adjusted EBITDA to Net Loss, page 54

1. We note your reconciliation of the non-GAAP measure Adjusted EBITDA includes adjustments relating to customer payments received under loan and lease receivables. Please explain why you believe it is appropriate to include this adjustment and tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in presenting this measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 58

2. We note you present the non-GAAP measure Adjusted EBITDA on a consolidated basis and for your segments and that you have provided reconciliations to net loss for the consolidated amounts only. We also note that you do not present segment Adjusted EBITDA as a measure of segment profit or loss at Note 19 to your financial statements. Please provide reconciliations of segment Adjusted EBITDA to the most directly comparable GAAP measures. Refer to Item 10(e) of Regulation S-K, and Questions 103.02 and 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. We note similar disclosures in your Form 8-K filed April 2, 2018.

Financial Statements
Notes to Consolidated Financial Statements
4. Loss on Impairment, page 89

3. We note your disclosure on page 47 that at the end of 2017 the San Juan Generating Station shut down two of their four units which represents a 50% decrease in sales volume from the mine moving forward, negatively impacting your results of operations and financial condition. Please address the following:

- Tell us whether you considered the shutdown of two units in San Juan mine to be a triggering event for assessing impairment at December 31, 2017 and explain the basis for your conclusion. Please refer to FASB ASC 360-10-35-21.

- To the extent you performed impairment testing, please tell us the results of your testing and your consideration of disclosure of the results, methodology, significant estimates and underlying assumptions in your discussion of critical accounting policies.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Joanna Lam at (202) 551-3476 or Raj Rajan at (202) 551-3388 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining